SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Multiplayer Online Dragon, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

62547F 205
(CUSIP Number)

Dragon Acquisitions LLC 989 Tahoe Blvd., Unit 64L Incline Village, Nevada 89541 916-838-8833
(Name, address and telephone number of person authorized to receive notices and communications)

with a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

February 26, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 62547F 205	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Dragon Acquisitions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF	7	SOLE VOTING POWER	8,299,600 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	8,299,600 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,299,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.74%
14	TYPE OF REPORTING PERSON OO

(1) Based on 85,220,240 outstanding shares as of 2/13/2015.

CUSIP No. 62547F 205	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS William J. Delgado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF	7	SOLE VOTING POWER	8,299,600 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	8,299,600 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,299,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.74%
14	TYPE OF REPORTING PERSON IN

(1)  Based on 85,220,240 outstanding shares as of 2/13/2015.

CUSIP No. 62547F 205	SCHEDULE 13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2014 (the “Schedule 13D”) relating to the Common Stock, par value, $0.0001 par value (“Common Stock”), of Multiplayer Online Dragon, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2068 North Valley Mills Road, Waco, TX 76710. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

(a) This Amendment No. 1 is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Dragon Acquisitions LLC, a Wyoming limited liability company (“Dragon LLC”), and (ii) William J. Delgado (“Delgado”), an individual.  Delgado is the sole member and holder of all of the outstanding membership interests of Dragon LLC.  As a result of the foregoing, Delgado may be deemed beneficially to own the securities of the Issuer owned by Dragon LLC.

The Reporting Persons have entered into a Joint Filing Agreement dated as of May 19, 2014 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons have agreed to jointly file the Schedule 13D, including any and all amendments thereto.

 (b) The principal office of Dragon LLC is located at 989 Tahoe Blvd., Unit 64L, Incline Village, Nevada  89541.  The principal business of Dragon LLC is investments.

The business address of Delgado is c/o Multiplayer Online Dragon, Inc., 2068 North Valley Mills Road, Waco, TX 76710.

(c) Delgado is a director of the Issuer.  The address of the Issuer is 2068 North Valley Mills Road, Waco, TX 76710.

(d) During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

On December 11, 2014, Dragon LLC gifted 960,000 shares (the “December Shares”) of the Issuer’s Common Stock to George A. Roensch.  On February 13, 2015, Dragon LLC gifted an additional 440,000 shares of the Issuer’s Common Stock to George A. Roensch (the “February Shares”, together with the December Shares, the “Shares”).

Item 4.	Purpose of the Transaction.

Dragon LLC gifted the Shares for no consideration.

Subject to on-going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 62547F 205	SCHEDULE 13D	Page 5 of 6 Pages

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Dragon LLC beneficially owns 8,299,600 shares of Common Stock, which represent approximately 9.74% of the outstanding shares of Common Stock.  By reason of being the sole member and holder of all of the outstanding membership interests of Dragon LLC, Delgado may be deemed to beneficially own 8,299,600 shares of Common Stock, which represent approximately 9.74% of the outstanding shares of Common Stock.

(b) Dragon LLC has the sole power to vote and sole power to dispose of 8,299,600 shares of Common Stock, which represent approximately 9.74% of the outstanding shares of Common Stock.  By reason of being the sole member and holder of all of the outstanding membership interests of Dragon LLC, Delgado may be deemed to have sole power to vote and dispose of 8,299,600 shares of Common Stock, which represent approximately 9.74% of the outstanding shares of Common Stock.

 (c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the transactions described in Item 3 above.

Item 7.	Material to be filed as Exhibits.

The Joint Filing Agreement is incorporated herein by reference to the Schedule 13D filed by Dragon LLC and Delgado on May 19, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRAGON ACQUISITIONS LLC

Dated: February 26, 2015	By:	/s/ William J. Delgado
William J. Delgado, Authorized Representative

/s/ William J. Delgado
William J. Delgado